SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 22, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MATERIAL FACT | 19/23

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry
(NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Operational Efficiency Target

COPEL (“**Company**”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that will present certain targets during Copel Day 2023 – True Corporation, to be held on this date, November 22, 2023, from 9 a.m. (“**Copel Day**”), as per the invitation published in a Notice to the Market on October 27, 2023.

The targets in question have already been included in the presentation for Copel Day 2023 made available by the Company here and can be found on the following pages of the document:

- **PMSO + Provisions for contingencies**, p. 23;
- **Investment in Reinforcements and Improvements of Transmission Lines**, p. 53; and
- **Regulatory Remuneration Base (BRR)**, p. 65.

It is clarified that these goals should not be interpreted as guarantees or promises of performance, being subject to risks and uncertainties associated with the economic, regulatory and competitive conditions of the markets in which the Company operates, as well as the assertiveness of its strategic and operational decisions.

Curitiba, November 22, 2023.

Adriano Rudek de Moura
Director of Finance and Investor Relations
For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

22 NOV
COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CPLE B3 LISTED N2 | ISE B3 IBOVESPA B3 | IDIVERSA B3 IGPTW B3 ICO2 B3 | ELP NYSE | XCOP

DISCLAIMER

Any statements that may be made during this presentation, regarding Copel's business prospects, projections and operational and financial goals, constitute beliefs and assumptions of the Company's management, as well as currently available information.

Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur.

General economic conditions, industry conditions and other operational factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

AGENDA

COPEL DAY TRUE CORPORATION

COPEL DAY 2023 True Corporation

Opening of the Event	Marcel Malczewski - Chairman
The Strategic Agenda	Daniel Slaviero – CEO
Operational Efficiency and Value Generation	Adriano Moura – CFO
People Management	Ana Letícia Feller – CHRO
Investment and Innovation	Cassio Santana da Silva – CBO
INTERVAL	
Perspectives Copel GeT Copel Mercado Livre	Moacir Bertol – CSO (Copel GeT)
Perspectives Copel Distribuição	Maximiliano Orfali – CSO (Copel DIS)
Q&A	

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

MARCEL MALCZEWSKI

CHAIRMAN OF THE BOARD OF DIRECTORS

NOVEMBER 2023


COPEL
Pura Energia
PARANÁ
GOVERNO DO ESTADO
[B]³

22 NOV
COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CPLE B3 LISTED N2 | ISE B3 IBOVESPA B3 | IDIVERSA B3 IGPTW B3 ICO2 B3 | ELP LISTED NYSE | XCOP

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

DANIEL SLAVIERO
CEO
NOVEMBER 2023

NEW REFERENCE FOR CREATING VALUE FROM FOLLOW-ON



MSCI
+404%
R$8.25/share (Follow-on)
+90%
+43%
14/11/2018
14/11/2019
14/11/2020
14/11/2021
14/11/2022
14/11/2023
CPLE3
IBOV
IEE

VALUE GENERATION AGENDA

COPEL DAY
TRUE CORPORATION

1 Operational Efficiency

- Role of the Holding
- PMSO Optimization
- Tax and Corporate Efficiency
- Energy Trading Strategy

2 People Management

- Empowering Culture
- Talent Retention and Attraction
- Skills Development
- Meritocracy (ILP, etc)

3 Efficient Capital Allocation

- Renewal of Concessions
- CAPEX DIS
- Reinforcement and Improvements (TL)
- Divestment
- Capacity Auction
- Innovation

4 Balanced Capital Structure

- Fitch AAA
- Leverage Optimization
- Dividends

CPLE B3 LISTED N2 ISE B3 IBOVESPA B3 IDIVERSA B3 IGPTW B3 ICO2 B3 ELP LISTED NYSE XCOP

ROLE OF STRATEGIC HOLDING

COPEL DAY
TRUE CORPORATION

Established Holding Archetype

E Holding company that **defines long-term strategic** guidelines for business and manages the asset portfolio

P Holding company that **defines operational policies** for strategic business functions

C Holding company **controlling the performance of financial, operational and process indicators**

Business **Accountability** Guarantee

Holding

E P C

DIS GET COM

Net Operating Revenue
Operating Costs and Expenses
Operational Result (EBITDA)

Autonomy and accountability of business units for managing operational results (EBITDA)

UNION OF THE LEGAL OFFICER WITH THE GOVERNANCE, RISK AND COMPLIANCE OFFICER
CREATION OF THE REGULATORY ASSISTANCE OFFICER



Board of Directors
People Committee
Investment and Innovation Committee
Sustainable Development Committee
Statutory Audit Committee
Presidency
CEO
Ethics Committee
Assistant Officer
Communication
Assistant Officer
Regulatory
Executive Board
Finance and RI
Executive Board
New Business
Executive Board
People and Business Management
Executive Board
Legal and Compliance

ESG

Strategic Guidelines fully adherent to ESG precepts



GOVERNANCE

- **Intention to migrate to a Novo Mercado – NM/B³**

Environmental

- **Decarbonization -** 100% renewable matrix
- **Net Zero 2030 Plan**

SOCIAL

- **+ ODS #4**
  (in addition to the 5 in the sector)

22 NOV COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

CPLE B3 LISTED N2 | ISE B3 | IBOVESPA B3 | IDIVERSA B3 | IGPTW B3 | ICO2 B3 | ELP LISTED NYSE | XCOP

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

ADRIANO RUDEK DE MOURA
CFO & IRO
NOVEMBER 2023

VALUE GENERATION AGENDA

COPEL DAY
TRUE CORPORATION

1 Operational Efficiency

- Role of the Holding
- **PMSO Optimization**
- **Tax and Corporate Efficiency**
- Energy Trading Strategy

2 People Management

- Empowering Culture
- Talent Retention and Attraction
- Skills Development
- Meritocracy (ILP, etc)

3 Efficient Capital Allocation

- Renewal of Concessions
- CAPEX DIS
- Reinforcement and Improvements (TL)
- Divestment
- Capacity Auction
- Innovation

4 Balanced Capital Structure

- **Fitch AAA**
- **Leverage Optimization**
- **Dividends**

CONTINUOUS IMPROVEMENT OF EFFICIENCY AND VALUE GENERATION

COPEL DAY
TRUE CORPORATION

R$ billion

Adjusted EBITDA



CAGR 12.6%
3,1
4,2
4,6
5,0
5,5
5,6
2018
2019
2020
2021
2022
Set/23 (LTM)

Leverage & Debt



3,1
2,0
1,3
1,3
2,0
2,3
9,3
8,4
6,4
8,0
9,5
9,2
2018
2019
2020
2021
2022
set/23
Debt
Leverage

Dividends & Payout



89%
67%
65%
33%
26%
26%
0,3
0,4
0,6
2,5
3,1
0,97
0,96
2017
2018
2019
2020
2021
2022
2023
R$
Payout

Note: EBITDA adjusted for non-recurring and/or non-cash items, according to press releases filed with the CVM and on the Company's website. Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operational factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

CPLE B3 LISTED N2 ISE B3 IBOVESPA B3 IDIVERSA B3 IGPTW B3 ICO2 B3 ELP LISTED NYSE XCOP

PMSO OPTIMIZATION
Preserving operational safety and quality of services

	P – Organizational Structure Review		+	M S O – MSO and Provisions Optimization	
Scope	**Optimization of Personnel Structure**	**Role of the Holding Company (Strategic & Tax Efficiency)**		**Efficiency in Materials and Services**	**Improvement in Contingency Management**
Focus on Work	• Structure of people by area • Critical functions and transition period • Outsourcing Level • Function Overlap	• Operational functions vs. Strategic functions • Optimization of the Organizational Structure • Corporate and Tax Efficiency		• Supplier unification • Unit costs • Contracting modalities • Idleness	• Negotiation of agreements • Office performance • Root cause action

BUDGET FOCUSED ON EFFICIENCY

The search for budget optimizations was divided into 2 phases:

	First Phase (Aug/23 a Oct/23) 3 months	Second Phase (2024) 6-8 months
Focus	Priority accounts	All spend, bottom-up and High granularity
Culture OBZ	Beginning of acculturation	Budgeting Process and Culture 'OBZ'
Control Structure	Current structures without matrix control	Multifunctional and Matrix
Level of Interaction	Budget by Area	High degree of engagement + Sharing
Variable salary	Overall cost reduction target	Performance indicators

EVOLUTION OF PDVs
Financial and operational limit (rightsizing reference)

Evolution of the number of employees

In numbers of people



~30%
Before PDV 203
~25%
8.245
7.611
7.095
6.667
6.383
5.875
5.830
4.393
2017
2018
2019
2020
2021
2022
Sep-23
aug/24*

PDV 2023

- **1,437 pessoas** (~25% of the total)
- Transition Period until Aug/24
- **Total cost R$ 610mm** (including post-employment and 40% fine)
- **Estimated Annual Savings R$428mm**
- **Estimated replacement** (P or S) **R$ 100-120mm** (< average cost)
- **Payback < 2.0 years** (- ~20% of P)

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operational factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

PMSO < R$460-480mm of 2024-26 in the 1st phase

COPEL DAY
TRUE CORPORATION

	Baseline Total (Jun 23 LTM)	Prioritized and Analyzed (1st Phase)	Initiatives Developed	Validated Opportunities (R$ Net)	Work Plan
P	R$ 1,364 MM	R$ 1,364 MM (100%)	~ 30 Validated Initiatives + 100 addressed actions Individual Goals with KPIs	R$ 460-480 MM (16.1-16.8%)	Detailing and individualizing initiatives + KPIs and monitoring plan
M	R$ 89 MM	R$ 53 MM (59%)			
S	R$ 909 MM	R$ 618 MM (67%)			
O	R$ 494 MM	R$ 216 MM (44%)			
	R$ 2,856 MM*				

Nominal values based on Jun/23

Note: Personnel Costs do not include the R$610 million related to PDV and the R$138 million related to compensation for the additional 1/3 of vacation. Cost of others adjusted by REFIS of R$33 million.

OPTIMIZATION OF CONTINGENCIES
Result Generation Levers

More aggressive Agreement Policy
Online Mediation, Collective Agreements, Focus on the largest disputes, Repetitive actions

Technology, innovation, prediction and legal metrics
Expense x Source of income

Litigation prevention and asset recovery
Dejudicialization and extra revenue

IDENTIFIED OPPORTUNITIES FROM R$50-70MM

COPEL DAY
TRUE CORPORATION

Opportunities identified based on Risk & Return analysis

CONSUMER

LABOR

CIVIL

"Stock"
Baseline
(Sep 23 LTM)

R$ 1,902 MM
Total "Stock" of the process portfolio

Prioritized Processes

R$ 779 MM
"Stock" Prioritized and Analyzed

Opportunities Identified

R$ 50-70 MM

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operational factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

OPERATIONAL EFFICIENCY – START OF A NEW JOURNEY

COPEL DAY
TRUE CORPORATION

Value Generation Levers	Account Group (DRE)	Baseline Jun/23 LTM R$ Million	Validated Opportunities 2024-26 R$ Million (Nominal)
PMSO Optimization	PMSO	2,856	460-480
Contingency Management	Provisions	195*	50-70
Subtotal	**EBITDA**	**3,051**	**510-550 (17-18%)**

(Target 15-25%)

Tax and Corporate Efficiency: Initial Opportunities ~ R$5-20 MM

Note: Provisions exclude amounts relating to impairment and provision for arbitration protected by secrecy and confidentiality. Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operational factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

22 NOV
COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CPLE
B3 LISTED N2
ISE B3
IBOVESPA B3
IDIVERSA B3
IGPTW B3
ICO2 B3
ELP
NYSE
XCOP

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

ANA LETICIA FELLER
CHRO
NOVEMBER, 2023

VALUE GENERATION AGENDA

COPEL DAY
TRUE CORPORATION

1 Operational efficiency

- Role of the Holding
- PMSO Optimization
- Tax and Corporate Efficiency
- Energy Trading Strategy

2 People Management

- **Empowering Culture**
- **Talent Retention and Attraction**
- **Skills Development**
- **Meritocracy (ILP, etc.)**

3 Efficient Capital Allocation

- Renewal of Concessions
- CAPEX DIS
- Reinforcement and Improvements (TL)
- Divestment
- Capacity Auction
- Innovation

4 Balanced Capital Structure

- Fitch AAA
- Leverage Optimization
- Dividends

CPLE B3 LISTED N2 ISE B3 IBOVESPA B3 IDIVERSA B3 IGPTW B3 ICO2 B3 ELP LISTED NYSE XCOP

ORGANIZATIONAL CULTURE

COPEL DAY
TRUE CORPORATION

OUR NEW WAY TO BE COPEL

INTEGRATED BUSINESS AND EXCELLENCE

A single Copel: acting in an integrated manner and focusing on operational efficiency

FLUID COMMUNICATION

Constant, standardized, accessible and fast communication

PEOPLE AS A DIFFERENTIAL

High-performance teams, recognized, engaged and aligned with the organizational culture

REGULATORY PROTAGONISM

Strategic action in the sector, exploring regulatory boundaries and exercising institutional leadership

FOCUS ON THE CUSTOMER

Focus on quality of services and customer experience

PEOPLE STRATEGY

COPEL DAY
TRUE CORPORATION

ORGANIZATIONAL DESIGN

PDV
Succession
Mobility
Acquisition of skills
Digital Maturity
Process
Structure


PEOPLE AS A DIFFERENTIAL

CULTURE

Communication
Integration
People
Customers
Regulatory

REMUNERATION

Executives
Leadership
Collaborators

DEVELOPMENT

Current and Future Skills
Leadership Profile
Assessment

PEOPLE AS A DIFFERENTIAL

ORGANIZATIONAL DESIGN

COPEL DAY
TRUE CORPORATION

PDV

- **1437 SUBSCRIPTIONS**
- **356 CRITICAL POSITIONS IDENTIFIED**
  - 68 PDV SUBSCRIPTIONS
  - DEFINED SUCCESSORS
- **KNOWLEDGE TRANSFER PLANS**
- **GOVERNANCE FOR VACANCY REPLACEMENT**

RIGHTSIZING BY PROCESS

DIGITAL ACCELERATION PLAN

PEOPLE AS A DIFFERENTIAL

REMUNERATION

COPEL DAY TRUE CORPORATION

REVIEW OF THE COMPENSATION STRATEGY

- **EXECUTIVES AND SENIOR LEADERSHIP**
- **LONG-TERM INCENTIVES** LINKED TO VALUE GENERATION
  - ALIGNMENT OF INTERESTS
  - INCREASED COMPETITIVENESS
  - RETAINING TALENT

IMPROVING MERITOCRACY PRACTICES

- **EMPLOYEES**
- **REVIEW OF CAREER STRUCTURE AND REMUNERATION**
  - PROFESSIONAL GROWTH OPPORTUNITIES
  - CAREER PATHS

PEOPLE AS A DIFFERENTIAL

DEVELOPMENT

REDESIGN OF THE LEADERSHIP PROFILE

SKILLS MAP

LEADERS' ASSESSMENT

INDIVIDUAL DEVELOPMENT PLANS



EXECUTION TIMELINE


2023
2024
MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
VOLUNTARY DISMISSAL PLAN (PDV)
MAP OF CRITICAL POSITIONS AND DEFINITION OF SUCCESSORS
PDV SUBSCRIPTIONS
KNOWLEDGE TRANSFER PLANS
ORGANIZATIONAL DESIGN
RIGHTSIZING
DIGITAL ACCELERATION PLAN
REMUNERATION
LONG-TERM INCENTIVES
CAREER STRUCTURE AND REMUNERATION
DEVELOPMENT
PROFILE REDESIGN
ASSESSMENT DEVELOPMENT PLANS
CULTURE: OUR NEW WAY TO BE COPEL

NOV 22ND
COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CPLE
B3 LISTED N2
ISE B3
IBOVESPA B3
IDIVERSA B3
IGPTW B3
ICO2 B3
NYSE
XCOP

COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CASSIO SANTANA DA SILVA
CBO
NOVEMBER, 2023

VALUE GENERATION AGENDA

COPEL DAY
TRUE CORPORATION

1 Operational efficiency

- Role of the Holding
- PMSO Optimization
- Tax and Corporate Efficiency
- Energy Trading Strategy

2 People Management

- Empowering Culture
- Talent Retention and Attraction
- Skills Development
- Meritocracy (ILP, etc.)

3 Efficient Capital Allocation

- **Renewal of Concessions**
- **CAPEX DIS**
- **Reinforcement and Improvements (TL)**
- **Divestment**
- **Capacity Auction**
- **Innovation**

4 Balanced Capital Structure

- Fitch AAA
- Leverage Optimization
- Dividends

CAPITAL ALLOCATION

DISTRIBUTION



Organic Growth: Increase in the largely depreciated asset base

Inorganic Growth: Grow through new concession areas

GENERATION



Renewal of the Foz do Areia, Segredo and Salto Caxias **concessions**

Capacity Auction – Opportunity to qualify for hydroelectric plants

TRANSMISSION



2023 – Non-Participation

2024 – Under evaluation – Synergistic Lots

ENERGY TRADING



RETAILER

NEW SERVICES

RESERVE CAPACITY AUCTION

- The **GBM - Foz do Areia HPP** was designed to expand **2 turbines** – adding **872 MW.**
- Expected **Capacity Reserve Auction** in **2024**.
- Studies and negotiation since March 2023.
- **Possible expansion of HPP GNB –** Segredo, in subsequent capacity auctions.



GBM HPP (Foz do Areia) Turbines 5 and 6

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. The participation of water sources in Capacity Reserve Auctions depends on authorization from ANEEL.

DECARBONIZATION

- **Ongoing competitive process**
- **Binding proposal in Dec/23**
- Expected **signing in Mar/24**
- Competitors with access to natural gas have high interest in the asset



UEG ARAUCÁRIA

Araucária TPP (81.2% Copel) 484 MW

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, operational factors and weather events may affect the future performance of Copel and its wholly-owned subsidiaries and may lead to results that differ materially from those expressed in such forward-looking statements.

DECARBONIZATION

- **Ongoing competitive process**
- **Non-binding proposals in Dec/23**
- **Expected signing in Mar/24**
- **Concession renewed until 2054**



COMPAGAS

(51% Copel)

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, operational factors and weather events may affect the future performance of Copel and its wholly-owned subsidiaries and may lead to results that differ materially from those expressed in such forward-looking statements.

INNOVATION

COPEL VENTURES	RENEWABLE ENERGY	ENERGY AS A SERVICE	ASSET MANAGEMENT	SMART GRID / CITIES	INNOVATIVE PROCESSES

EARLY STAGE

MONOCOTIST	STRATEGIC AND FINANCIAL	R$ 150 MILLION	R$ 2 TO 10 MILLION PER ROUND

PIPELINE INNOVATION



58 Entry into the bottom funnel
51 Deep analysis
7 Deep analysis
3 Investment Committee
1 Due Diligence
0 INVESTMENT

VOX Capital

copel volt NEW JOURNEY

RETAIL SALE / GD

ELECTRIC MOBILITY

HYDROGEN

BATTERIES

ENERGY EFFICIENCY

ASSET MANAGEMENT

CAPITAL ALLOCATION

COPEL DAY
TRUE CORPORATION

- Total focus on the energy business and divestment in non-core businesses
- Efficient capital allocation aligned with an investment policy focused on risk diversification
- Significant reduction in manageable costs (PMSO)
- Improved culture with a focus on renewal and retention through the development of its workers
- Dividend Policy: positive history aligned with financial strength
- Advances in ESG: new bylaws, carbon neutrality plan, management remuneration linked to ESG goals

NOV 22ND

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

CPLE B3 LISTED N2 | ISE B3 IBOVESPA B3 | IDIVERSA B3 IGPTW B3 ICO2 B3 | ELP LISTED NYSE | XCOP

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

MOACIR BERTOL
CSO
NOVEMBER 2023

ASSET PORTFOLIO

Generation

Present in 8 states





Hydro
Wind
Thermal
Solar

Evolution of Installed Capacity[2]



(MW)
Breakdown by Source(%)
Others[4]
Wind
6%
17%
Hydro
77%
6.398
6.400
6.616
6.706
6.967
2019
2020
2021
2022
1T23

6.967 MW *Total Installed Capacity[2]*	**R$ 2,14 bi** *EBITDA (3T23 LTM)[5]*
76 *Power Plants*	**3,157 MWm** *Assured Energy[2]*

Transmission



Present in 8 states



Evolution of transmission Lines @100% stake[3]



('000 km)
Fully Operacional Assets
6.8
7.7
9.6
9.7
9.7
2019
2020
2021
2022
1T23

R$ 1,56 bi *RAP Cycle 23-24[1][2]*	**R$ 1,08 bi** *EBITDA (3T23 LTM)[5]*
53 *Substations*	**9.685 km** *Transmission Lines (@100% stake)[3]*

Note: (1) The revenue of energy companhies, known as Permitted Annual Revenue("RAP"), is defined by ANEEL homologatory resolutions, disclosed by annual cycles (usually from June to June) in the Periodic Tariff Review, which establishes the RAP forecast for the next 12 months; (2) Considers values proportional to Copel's ownership interest. Values refer to the 2023/2024 cycle, in accordance with Homologatoryl Resolution No. 3,216/2023, without considering the Adjustment Parcel(PA). (3) Considers Copel's participations; (4) Considers thermal and solar plants; (5) EBITDA for the last 12 months ended September 30, 2023.

RENEWAL OF CONCESSIONS

Requirements for new grant for 30 years met.

- Signing of contracts scheduled for 2024.
- Framing as a project as a priority.
- Impacts of PDL 365/2022 (locational sign).

Assets well positioned to meet the system's power:

- HPP Foz do Areia + 2 UG's (±872 MW)
- HPP Segredo + 2 UG's (±900 MW)
- Negotiation with suppliers ongoing.

FOZ DO AREIA

Gov. Bento Munhoz da Rocha Netto

1,676MW

Assured Energy **567.6MWm**



SEGREDO

Gov. Ney Aminthas de Barros Braga

1,260MW

Assured Energy **552.8MWm**



SALTO CAXIAS

Gov. Bento Munhoz da Rocha Netto

1,240MW

Assured Energy **553.3MWm**



RESTRUCTURING AND OPERATIONAL EFFICIENCY

COPEL DAY
TRUE CORPORATION

Creation of the Renewable Energy Superintendence – focus on growth in wind and photovoltaic generation.

- Implementation of *Wind Managers*

GE ALSTOM | WEG | Vestas | SIEMENS Gamesa | NORDEX acciona Windpower

- Acquisition of AI (machine learning) solutions in O&M.



Restructuring of the supply process – adaptation to the private environment with gains in agility.

RESTRUCTURING AND OPERATIONAL EFFICIENCY

COPEL DAY
TRUE CORPORATION

Optimization of the framework and integration of activities:

- System operator in GER+TRA.
- Application of the concept of asset "maintainer".
- Expansion of teleassistance requirements for all assets.
- No 24-hour assistance from locally operated plants.
- Structuring Copel GeT's drone fleet.



RESTRUCTURING AND OPERATIONAL EFFICIENCY

COPEL DAY
TRUE CORPORATION

Alienação de HPPs e SHPs (≤ 10MW)

- Low scale and high O&M cost.
- Reuse of personnel.
- Preservation of technical quality.

Return of TPP Figueira concession

- Matrix decarbonization.
- Elimination of costs with coal, inputs, services and charges.
- Protocoled with the MME on October 30, 2023.

SHP São Jorge 2.3 MW


Usina São Jorge

TPP Figueira 20 MW



ALIENATION OF PROPERTY

Padre Agostinho ≈ 87 thousand m² in a prime area of Curitiba.

Residential villas with high **potential for tourism and hospitality** :

- Faxinal do Céu ≈ **4.5 millions m²**.
- Salto Caxias ≈ **1.17 millions m²**.
- Segredo ≈ **1 million m²**.
- GPS in Antonina ≈ **2.6 millions m²**



EFFICIENCY KPI


PMS/EBITDA (Adjusted)
31.4%
23.4%
21.6%
24.1%
19.4%
2018
2019
2020
2021
2022

INVESTMENT BUDGET 2024

COPEL DAY
TRUE CORPORATION

R$ million

Subsidiary	Scheduled 2024
Copel Geração e Transmissão	**265.1**
Gerneration	**101.7**
Wind farms	55.5
Hydroeletric Power Plants	34,0
Small Hydroeletric Plants	12.2
Transmission	**91.3**
Improvements/Reinforcement	90.1
TL Curitiba Leste-Blumenau	1.2
Other projects GeT	**72.1**



Extract: Notice to the Market 27/23 of 11.14.2023

CPLE B3 LISTED N2 ISE B3 IBOVESPA B3 IDIVERSA B3 IGPTW B3 ICO2 B3

INVESTMENTS

COPEL DAY
TRUE CORPORATION

Transmission – Reinforcements and Improvements

- Attractive rate of return.
- R$200 million already authorized in 2023.
- Potential of +R$1.5 billion in new authorizations over the next 10 years.

Generation – Plant Modernizations

- HPP Foz do Areia modernization completed in 2022.
- Modernization of HPP GPS hiring scheduled for 2024.
- Modernization of HPP Segredo contract scheduled for 2025.



Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, operational factors and weather events may affect the future performance of Copel and its wholly-owned subsidiaries and may lead to results that differ materially from those expressed in such forward-looking statements.

22 NOV
COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CPLE B3 LISTED N2 | ISE B3 IBOVESPA B3 | IDIVERSA B3 IGPTW B3 ICO2 B3 | 25 ELP LISTED NYSE | XCOP

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

MOACIR BERTOL
CSO
NOVEMBER 2023

DANIEL SLAVIERO
CEO
NOVEMBER 2023

ENERGY BALANCE


2764 MWm
2722 MWm
2662 MWm
2649 MWm
2634 MWm
2622 MWm
2625 MWm
2616 MWm
2616 MWm
15%
10%
15%
15%
15%
15%
15%
15%
15%
4%
9%
25%
33%
41%
49%
50%
85%
90%
81%
76%
60%
52%
44%
36%
35%
215 R$/MWh
205 R$/MWh
181 R$/MWh
171 R$/MWh
178 R$/MWh
183 R$/MWh
196 R$/MWh
212 R$/MWh
212 R$/MWh
2022
2023
2024
2025
2026
2027
2028
2029
2030
Total Sales
Total Available
Hedge GSF
Energy
Pmix Reference

ENERGY MARKET



Favorable hydrology in the last two wet periods

Distributed Generation

Renewable expansion

The short-term scenario remains challenging given the temporary situation of energy oversupply



Increased climate seasonality

Integration of intermittent sources

Meeting power needs with plants with UVC>0

The medium and long-term scenario reinforces the need to increase the system's dispatchability

Hydroelectric plants have unique attributes that need to be considered in the Capacity Reserve Auction

MARKET OPENING

COPEL MERCADO LIVRE

- **Second largest supplier in the last 12 (twelve) months**
- **Fourth largest retailer in the last 12 (twelve) months**

MME Ordinance 50/2022 HV

- 165 thousand consumers
- 6,5 GW average
- Almost 20% have DG



57
305
745
969
1417
2647
2833
2553
2016
2017
2018
2019
2020
2021
2022
2023

MW average sales



1
192
422
519
1009
1637
1683
1753
2016
2017
2018
2019
2020
2021
2022
2023

Consumers

1,753 Consumers

25 Estados

2,553 MW average

CPLE B3 LISTED N2 | ISE B3 IBOVESPA B3 | IDIVERSA B3 IGPTW B3 ICO2 B3 | ELP LISTED NYSE | XCOP

COMMERCIALIZATION STRUCTURE

RESTRUCTURING MAR/23



Credit risk policy review
Integrated portfolio managemen t
Energy Planning Free Market, DISCo and G&T
Structure integration with economies of scale
Strengthening governance

CHALLENGES

- Digitization of all customer interactions
- Development of new products and services
- Expansion of wholesale and retail sales forces

FOCUS ON THE CUSTOMER

INFORMATION TECHNOLOGY

TECHNOLOGY IN THE PROCESS

MARKET INTELLIGENCE

DIGITALIZATION OF THE CUSTOMER JOURNEY


Google

Artificial Intelligence for after-sales service

NEWAVE + DECOMP chaining in the cloud

Daily robotic database update and mathematical model runs

Guide the customer journey within the company

22 NOV
COPEL DAY
TRUE CORPORATION



COPEL
Pura Energia

CPLE
B3 LISTED N2

ISE B3
IBOVESPA B3

IDIVERSA B3
IGPTW B3
ICO2 B3

ELP
LISTED NYSE

XCOP

COPEL DAY

TRUE CORPORATION



COPEL
Pura Energia

MAXIMILIANO ORFALI
CSO
NOVEMBER 2023

62

Copel DIS in Numbers



- ✓ 4th Largest Distributor in Brazil[1]
- ✓ Concession until 2045
- ✓ Low Default Rate (0.9% in 2022)
- ✓ HDI above the Brazil average (0.749 vs. 0.699 in Brazil)[2]
- ✓ GDP per Capita above the Brazilian average (R$42.4k vs. R$35.9k)[3]

CUSTOMERS
+5 million

SUBSTATIONS
389

EMPLOYEES
4,224

CITIES SERVED
394

DISTRIBUTION LINES
208,133 Km

Source: IBGE, IPARDES and ONS - Note: (1) 2010; (2) Dec/2010 e (3) 4Q22

Investment

- **97.5%** Electric Assets (RRB)
- **99.3%** of carrying out the AIB



777
630
696
920
1,280
1,623
1,848
1,879
2,092
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, operational factors and weather events may affect the future performance of Copel and its wholly-owned subsidiaries and may lead to results that differ materially from those expressed in such forward-looking statements.

Remuneration Base

R$ bi


2.6
2.7
3.3
4.0
5.0
5.3
5.8
6.3
6.9
8.4
9.4
10.7
12.4
14.3*
16.4
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

* Estimated value based on the investment program carried out and planned for 2024

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur.
*The recognition in the Regulatory Remuneration Base of investments in electrical assets made by the Concessionaire depends on approval by ANEEL in the Periodic Tariff Review process.

Depreciation

- Depreciated basis: **56%**
- Fully depreciated assets: **35%**
- Industry average: **18%**
- **Lots to invest**
- **OPEX reduction expected**



CEB
COPEL
ELEKTRO
Eletropaulo
EDP ES
CPFL Paulista
ESS
CEMIG
RGE-Sul
EMS
MÉDIA
CELG
EDP SP
Light
RGE-Sul
ESE
CPFL Piratiniga
Coelba
Coelce
EMT
CELPE
CELPA
EPB
CELESC
CEEE
Ampla
CEMAR
COSERN

Source: ANEEL

CPLE B3 LISTED N2 ISE B3 IBOVESPA B3 IDIVERSA B3 IGPTW B3 ICO2 B3 ELP NYSE XCOP

Conventional Tariff


2ND SMALLEST IN BRAZIL
Celesc-DIS
Copel-DIS
ESS
CEB-DIS
Roraima Energia
Enel SP
EPB
CPFL Santa Cruz
EDP ES
Sulgipe
Cemig-D
CPFL Piratininga
Elektro
Cepisa
CEEE-D
EDP SP
ENEL GO
Cemar
RGE
ETO
Cosern
ESE
CPFL Paulista
Enel CE
Celpe
Coelba
Celpa
Light
AmE
EMT
Enel RJ

Source: ANEEL

Investment in Digitalization and Technology

PARANÁ TRIFÁSICO

- Renewal of depreciated grid
- Protected cables
- New route
- Power quality
- O&M Reduction



6,515 km
15,250 km
25,000 km
2020
2021
2022
2023
2024
2025
2,807 km
10,506 km
20,000 km

2.8 billion

REDE ELÉTRICA INTELIGENTE

- Biggest project in Brazil
- Grid automation
- O&M Reduction
- +500 thousand smart meters communicating



1.6 million points
PHASE 3
Jan 2024
Nov 2025
PHASE 1
Nov 2023
PHASE 2
Feb 2025

850 million

Digitization

ADMS · RPA · MDM · WFM · BILLING · AIP

200 million

AIP - Asset Investment Planning


AIP
Strategic Planning
Investment Plan
CAPEX
OPEX
Strategic Decisions
Tactical Decisions
Operational Decisions

- Connects Strategy to Investment
- Helps Decision Making
- Prioritize Investments
- Optimizes Capital Allocation

First Distributor in Brazil

copperleaf

Quality Indicators


DEC
57%
13.65
10.80
10.41
10.29
9.10
7.81
7.20
7.98
7.90
2015
2016
2017
2018
2019
2020
2021
2022
2023
ANEEL limit


FEC
58%
8.50
7.20
6.79
6.20
6.00
5.55
4.76
5.29
5.10
2015
2016
2017
2018
2019
2020
2021
2022
2023
ANEEL limit

Works Program


LDAT MGR-SECC
SE Jardim Alvorada - Amp
SE Morangueira
LDAT ACA-CIT
LDAT ACA-STZ
SE Atlântica
SE Londrina - Ampl
SE Faxinal - Ampl
LDAT PSU-SECC
SE Piraí do Sul
LDAT IMB-IRN
LDAT IRN-PRU
SE Pinheiros - Amp
LDAT CON-TGI
LDAT CON-DTB
SE Barão de Capanema
SE Capitão Leônidas Marques
SE Prudentópolis - Amp
SE Imbituva - Amp
LDAT FIN-MED
SE São Miguel Iguaçu
SE Pinheirinho - Amp
SE Bandeira
LDAT LAP-PAL
LDAT CLM-RZA
LDAT BAC-CLM
SE Santo Antonio - Amp
LDAT RIL-IRT
LDAT IRN-RIL
SE Petrópolis
LDAT UVN-SAC

R$ **450 mi**

System expansion

- 16 substations
- 503 km of new lines
- 23 new transformers
- Grid (800 km)

Avenues of Cost Optimization (until 2026)

SUPPLY CHAIN

- Larger suppliers
- Differentiated negotiation

PRODUCTIVITY

- WFM
- New Billing: CRM
- Operating Grid
- Smart Grid / Paraná Trifásico
- Asset Management

PDV

- Optimal replacement criterion
- Internal use of talents
- Outsourcing of operational activities

OTHER

- Reduction of judicial liabilities
- Collection costs
- Disposals

R$200 a R$300 mi

REVENUE

- Structure sharing
- Reduction of non-technical losses
- Own consumption

R$30 a R$70 mi

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, operational factors and weather events may affect the future performance of Copel and its wholly-owned subsidiaries and may lead to results that differ materially from those expressed in such forward-looking statements.

PMSO[R$]/Customers*



36%
373
1st quartile South/Southeast
BMK South/Southeast
Average 1st quartile Brazil
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

*Values adjusted for inflation

Note: Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, operational factors and weather events may affect the future performance of Copel and its wholly-owned subsidiaries and may lead to results that differ materially from those expressed in such forward-looking statements.

EBITDA Efficiency


AGO/19
21.1%
19.6%
4Q14
3Q23
-86.2%

Regulatory Strategy

- “Play by the rules”
- Strengthening regulatory incentives
- Optimization of own labor in investments
- Excellence in asset management
- Maximizing other income
- Sector protagonism


COPEL
Distribuição
THE BEST AND MOST MODERN
DISTRIBUTOR IN BRAZIL

COPEL DAY

TRUE CORPORATION



COPEL

Pura Energia

THANK YOU.

77